UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                        _____________________________
                               SCHEDULE 13E-3
            Rule 13e-3 Transaction Statement under Section 13(e)
                   of the Securities Exchange Act of 1934
                        _____________________________
                         HENLEY LIMITED PARTNERSHIP
                            (Name of the Issuer)

                         HENLEY LIMITED PARTNERSHIP
                                BCLP GP, INC.
                               HENLEYCO, INC.
                         CASTLE CREEK PARTNERS, L.P.
                       CASTLE CREEK PARTNERS GP, INC.
                               PAUL E. GASTON
                     (Name of Persons Filing Statement)

              UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS
                       (Title of Class of Securities),

                                  42551C108
                    (CUSIP Number of Class of Securities)

                               PAUL E. GASTON
                           Chief Executive Officer
                               HenleyCo, Inc.
                          140 Wood Road, Suite 410
                       Braintree, Massachusetts 02184
                               (781) 930-3015
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                  Copy to:

          STEPHANIE TSACOUMIS, ESQ.         JEFFREY L. HOLDEN, ESQ.
         Gibson, Dunn & Crutcher LLP     1025 Connecticut Avenue, N.W.
        1050 Connecticut Avenue, N.W.             Suite 1000
            Washington, DC 20036             Washington, DC 20036
               (202) 955-8500                   (202) 429-6585

This statement is filed in connection with (check the appropriate box):

      a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (sections 240.14a-1 through 240.14b-2), Regulation 14C (sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (section 240.13e-3(c)) under the
             Securities Exchange Act of 1934 (the "Act").
      b. [ ] The filing of a registration statement under the Securities Act of 1933.
      c. [ ] A tender offer.
      d. [X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                          CALCULATION OF FILING FEE
===========================================================================
            Transaction Valuation*          Amount of Filing Fee*
---------------------------------------------------------------------------
                 $70,915,740                      $6,524.25
===========================================================================

* Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, based upon the product of (i) 2,026,164 units representing limited partnership interests held by holders other than Castle Creek Partners, L.P., by (ii) the maximum possible merger consideration of $35.00 per unit. Actual aggregate merger consideration paid may be less.

[ ] Check box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      Not Applicable    Filing Party:    Not Applicable
Form or Registration No.:    Not Applicable    Date Filed:      Not Applicable

===========================================================================
  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document.
          Any representation to the contrary is a criminal offense.

                             SUMMARY TERM SHEET

      This summary highlights selected information about the merger between Henley Limited Partnership and HenleyCo, Inc. and may not include all of the information that may be important to you. In this summary, the term "unaffiliated unitholders" of Henley Limited Partnership means all holders of Henley Limited Partnership units other than Castle Creek Partners, L.P. This summary assumes the redemption of the 6% Subordinated Debentures due 2038 of Henley Limited Partnership II, a 99%-owned subsidiary of Henley Limited Partnership, as set forth in the trustee's redemption notice to holders on January 15, 2003. To better understand the merger and for a more complete description of the legal terms of the merger, you should read this entire document and the documents to which we have referred you.

      The entities referenced in this summary are: Henley Limited Partnership (formerly Boston Celtics Limited Partnership), which is sometimes referred to as Henley; BCLP GP, Inc., which is the general partner of Henley; HenleyCo, Inc., which has been formed for purposes of the merger; Henley Limited Partnership III (formerly Celtics Basketball L.P.), a 48.3% indirect subsidiary of Henley, which formerly held the assets of the Boston Celtics basketball team and is sometimes referred to as Henley III; and Castle Creek Partners, L.P., which is sometimes referred to as Castle Creek and which owns a 51.7% indirect interest in Henley III and approximately 25.1% of the outstanding Henley units.

      *  Background and Reasons for the Merger.

Henley Limited Partnership was formed in 1998 for the purpose of indirectly holding the Boston Celtics basketball team through its 48.3%-owned subsidiary, Henley III. On December 31, 2002, Henley III sold the Boston Celtics basketball team, which was the sole operating asset of Henley. Following the sale of the Boston Celtics basketball team, Henley is no longer able to pursue the business purpose for which it was formed, and in which unitholders invested. For this reason, the general partner of Henley seeks to distribute its net assets to holders of Henley units while providing for liabilities and contingencies. The general partner plans to achieve this result by merging Henley and HenleyCo, a newly-formed entity. The purposes of the merger are to:

      * provide value and liquidity to public investors by paying to unaffiliated unitholders of Henley in cash their proportionate share of the net assets of Henley, including Henley's share of the net proceeds of the sale of the Boston Celtics basketball team, after payment of, or provision for, taxes, expenses, liabilities, claims and contingencies (including obligations under existing compensatory and incentive arrangements); and

      * eliminate the burdens and expenses associated with being a public company.

See Item 4(a)(2)(iii) on page 26 and "Special Factors - Purposes of the Merger" on page 7.

      *  The Merger.

In the merger, HenleyCo will merge with and into Henley, with Henley as the surviving entity. HenleyCo has been formed solely to effect the merger and does not conduct any business activities. Castle Creek holds ninety-nine percent (99%), and BCLP GP, the general partner of Henley, holds one percent (1%), of the outstanding equity of HenleyCo. Neither Castle Creek nor BCLP GP will receive any merger consideration. In the merger, Castle Creek's interest in HenleyCo will be converted into a ninety-nine percent (99%) limited partnership interest in Henley as the surviving entity and BCLP GP's interest in HenleyCo will be converted into a one percent (1%) general partnership interest in Henley as the surviving entity. Also in the merger, the Henley units held by unaffiliated unitholders will be converted into the nontransferable contractual right to receive the merger consideration, consisting of an initial cash payment plus potential additional payments, as described below. Henley unitholders do not have the right to vote on the merger.

The merger is expected to be consummated on ______, 2003. See
Item 4(a)(2)(i) on page 26.

      *  Merger Consideration to Unaffiliated Unitholders.

In the merger, each Henley limited partnership unit held by unaffiliated holders will be converted into the nontransferable contractual right to receive a proportionate share of the net assets of Henley, as follows:

      * an initial payment of $27.00 in cash per unit to be made promptly after the merger; plus

      * potential additional cash payments, consisting of a proportionate share of the segregated net assets of Henley, if any, that remain after satisfying or providing for all obligations, as described below.

All payments of merger consideration will be proportionate to pre-merger equity ownership of Henley, based upon the number of Henley units held by each unaffiliated unitholder on the effective date of the merger. See "Special Factors - Effects of the Merger - Effect of the Merger on the Public Unitholders" on page 11.

Structuring the merger so that neither Castle Creek nor BCLP GP receives any merger consideration is expected to result in tax efficiencies that would favorably impact the amount of any additional future merger consideration, if any, that may be paid to unaffiliated unitholders.

To receive merger consideration, unaffiliated unitholders must complete the enclosed letter of transmittal and return it with required documentation as directed.

      *  Merger Consideration to Castle Creek and BCLP GP.

Castle Creek and BCLP GP will not receive any consideration in the merger. Castle Creek's limited partnership interests in Henley will be cancelled in the merger and Castle Creek's equity interest in HenleyCo will be converted into a limited partnership interest in Henley, with the result that Castle Creek will be the sole limited partner of Henley after the merger.
BCLP GP's general partnership interest in Henley will be cancelled in the merger and BCLP GP's equity interest in HenleyCo will be converted into a general partnership interest in Henley, with the result that BCLP GP will be the sole general partner of Henley after the merger. See "Special Factors - Effects of the Merger - Effect of the Merger on Henley, the General Partner and Castle Creek" on page 11.

      *  Ownership of Henley After the Merger.

After the merger, Castle Creek will be the sole limited partner of Henley, with a ninety-nine percent (99%) equity interest, and BCLP GP will be the sole general partner of Henley, with a one percent (1%) equity interest. Castle Creek currently holds 677,500 Henley Limited Partnership units, or approximately 25.1% of all outstanding Henley units, and BCLP GP holds a one percent (1%) general partnership interest in Henley. For more information about Castle Creek and BCLP GP see Item 3 on page 22.

      *  Alternatives to the Merger.

The merger is an alternative to liquidating Henley, which would require approval of eighty percent (80%) of all outstanding limited partnership units of Henley. Because there are over 57,000 holders of record of Henley units (with nearly 52,000 holders owning ten or fewer units), and at least an additional 10,000 holders who hold in street name, management of Henley believes that unitholder approval for a liquidation of Henley would be expensive and difficult, if not impossible, to secure. Management of Henley also has explored the possibility of a tender offer, a tender offer followed by a reverse split or a distribution of assets, but has not identified any practicable alternative to the merger that achieves Henley's goals of distributing net assets to unitholders and eliminating the expenses and burdens of being a public company. If the merger does not occur, Henley management expects to consider a variety of alternatives, including investing Henley's assets in an operating business, real estate or oil and gas ventures, or registering as an investment company. See "Special Factors - Alternatives to the Merger" on page 8.

      *  Potential Future Payment of Residual Merger Consideration.

Following the payment of $27.00 per unit to unaffiliated unitholders, all of the remaining assets of Henley (less an amount equal to $27.00 for each Henley unit held by Castle Creek before the merger, or $18,292,500, and less an additional amount based on BCLP GP's one percent (1%) general partnership interest with respect to the initial merger consideration, or approximately $737,000) will be segregated (along with earnings on the segregated assets) and held for the payment of or provision for taxes, expenses, liabilities, claims and contingencies relating to or arising out of Henley's pre-merger operations, the merger or the segregated assets. (The $18,292,500 plus $737,000 that is not included in the segregated funds is referred to in this summary as the "HenleyCo amount.") After the payment of $27.00 per unit to unaffiliated unitholders, Henley will have the ability to invest the HenleyCo amount in its discretion for the benefit of Castle Creek and BCLP GP as Henley's equity owners after the merger.

Henley intends to invest the segregated assets (and earnings thereon) principally in loan participations and other securities with maturities generally ranging up to four years. Henley does not plan to either trade or actively manage these assets. The segregated funds that remain, if any, after paying taxes and expenses and satisfying or providing for liabilities, claims and contingencies, will be paid to unaffiliated unitholders in direct proportion to their pre-merger equity interest in Henley. The timing of any such future payment will be in the discretion of the general partner of Henley and is expected to be based upon the general partner's consideration of existing claims and contingencies and applicable statutes of limitation. Although the amount and timing of any such future payment cannot be determined at this time, the general partner of

Henley currently anticipates that any such future payment of merger consideration, if any, will be made no earlier than early 2007. Based on its current analysis and assessment of expected taxes, expenses, liabilities and contingencies, the general partner of Henley estimates that future payments of merger consideration in addition to the initial payment of $27.00 per unit could range from no future payment at all to $8.00 per unit.

After satisfaction of, or provision for, all taxes, expenses, liabilities and contingencies and, assuming that segregated funds remain, after payment of residual merger consideration to unaffiliated unitholders, the remaining amounts will be proportionate to Castle Creek's and BCLP GP's respective pre-merger equity ownership of Henley and will be retained by Henley for the benefit of Castle Creek and BCLP GP.

Castle Creek and BCLP GP will not be entitled to any future payments of merger consideration, but after the merger Castle Creek will be the sole limited partner of Henley and BCLP GP will be the sole general partner. If taxes, expenses, liabilities, claims and contingencies of Henley exceed the amount of the segregated assets, any excess amounts will be paid from the remaining assets of Henley. The resulting decrease in value of Henley will be borne entirely by Castle Creek, as sole limited partner of Castle Creek, and BCLP GP, as sole general partner. See "Special Factors - Effects of the Merger - Effect on Henley, the General Partner and Castle Creek" on page 11.

      *  Voting Requirements.

The general partner of Henley has approved the merger. The merger does not require approval of the holders of Henley limited partnership units. See
Item 4(a)(2)(iv) on page 26.

      *  Conditions to the Merger.

The completion of the merger depends on satisfaction of the following conditions:

      * no court or governmental entity of competent jurisdiction will have enacted, issued, promulgated or entered any law, order, injunction or decree that is in effect and restrains, enjoins or otherwise prohibits consummation of the merger; and

      * other than filing a certificate of merger, all required authorizations, consents or approvals of governmental entities will have been obtained or made free of any material condition.

See Item 4(a)(2)(i) on page 26.

      *  Fairness of the Merger.

The Filing Persons, including the boards of directors of HenleyCo and of the general partners of Henley and Castle Creek, believe that the merger and the terms and conditions of the merger agreement, including the consideration to be paid to the unaffiliated unitholders, are fair from a financial point of view to the unaffiliated unitholders. See "Special Factors - Fairness of the Merger" on page 15.

      *  Interests in the Merger that Differ From Your Interests.

Castle Creek and Paul Gaston, who is the chairman of the board and chief executive officer of the general partner of Henley and of the general partner of Castle Creek, and who beneficially owns partnership interests in Castle Creek, have interests in the merger in addition to their interests as the beneficial owner of Henley units that may present potential and actual conflicts of interest. See "Special Factors - Interests of Castle Creek, the General Partner and Paul Gaston in the Merger" on page 15.

      *  Appraisal Rights.

Holders of Henley limited partnership units do not have appraisal rights in connection with the merger. See Item 4(d) "Appraisal Rights" on page 27.

      *  NYSE Listing and Public Reporting.

Henley limited partnership units will be delisted from the New York Stock Exchange and Boston Stock Exchange whether or not the merger is consummated. After the merger, Henley will have only two equity holders and no longer will be required to file periodic reports with the SEC. See "Special Factors - Effects of the Merger - Effect on the Market for Henley Units" and "-Effect on Securities Exchange Act Registration of Henley Units" on page 10.

                                INTRODUCTION

      This Transaction Statement on Schedule 13E-3 (the "Transaction Statement") is being filed jointly by Henley Limited Partnership, a Delaware limited partnership ("Henley"), BCLP GP, Inc., a Delaware corporation, the general partner of Henley and 1% stockholder of HenleyCo (the "General Partner" or "BCLP GP"), HenleyCo, Inc., a Delaware corporation ("HenleyCo"), Castle Creek Partners, L.P., a Delaware limited partnership and 99% stockholder of HenleyCo ("Castle Creek"), Castle Creek Partners GP, Inc. ("Castle Creek GP"), a Delaware corporation and the general partner of Castle Creek. The Transaction Statement also is filed by Mr. Paul E. Gaston; however, Mr. Gaston does not concede, by virtue of having filed the Transaction Statement that he is or should be deemed to be engaged in a Rule 13e-3 transaction in an individual capacity, or in any manner other than through his interest in Henley and Castle Creek and their respective general partners. Henley, the General Partner, HenleyCo, Castle Creek, Castle Creek GP and Mr. Gaston are collectively referred to as the "Filing Persons" in this Transaction Statement.

      Pursuant to an Agreement and Plan of Merger, dated ________ __,
2003 (the "Merger Agreement"), among Henley, Castle Creek, the General Partner and HenleyCo, HenleyCo will merge with and into Henley (the "Merger"), with Henley surviving. In the Merger, each outstanding unit representing limited partnership interests of Henley that are held by unitholders other than Castle Creek (the "Public Unitholders") will be cancelled and automatically converted into the nontransferable contractual right to receive the merger consideration, consisting of an initial payment of $27.00 in cash, without interest (the "Initial Merger Consideration"), and potential future payments consisting of a proportionate portion of the segregated net assets of Henley, if any, that remain after satisfying or providing for all obligations relating to or arising out of Henley's pre-Merger business operations, as described in the Merger Agreement (the "Residual Consideration"). The Initial Merger Consideration and the Residual Consideration are referred to collectively in this Transaction Statement as the "Merger Consideration."

      Castle Creek and the General Partner will not receive any Merger Consideration. Each outstanding unit representing limited partnership interests of Henley that is held by Castle Creek before the Merger will be cancelled in the Merger. Castle Creek's equity interest in HenleyCo will be converted in the Merger into a limited partnership interest in Henley with the result that Castle Creek is the sole limited partner of Henley as the surviving entity of the Merger. The General Partner's general partnership interest in Henley will be cancelled in the Merger and the General Partner's equity interest in HenleyCo will be converted into a general partnership interest in Henley, with the result that the General Partner is the sole general partner of Henley as the surviving entity of the Merger. As a result, after the Merger Castle Creek will be the sole limited partner of Henley and BCLP GP will be the general partner.

      The Merger does not require approval of Henley unitholders. This Transaction Statement will be disseminated to Henley unitholders, along with financial information, in compliance with the requirements of the Securities Exchange Act of 1934.

      This Transaction Statement assumes the redemption of the 6%
Subordinated Debentures due 2038 (the "Debentures") of Henley Limited Partnership II, a 99%-owned subsidiary of Henley Limited Partnership. On January 15, 2003, the trustee of the Debentures gave notice to

Debenture holders that all of the outstanding Debentures would be redeemed on February 15, 2003. (Henley Limited Partnership II reported the anticipated redemption in its Current Report on Form 8-K filed with the SEC on January 10, 2003.)

      References in this Transaction Statement to the equity ownership of Henley encompass both the 99% equity interest of the Henley limited partners, represented by of all of the outstanding Henley units, and the 1% equity interest of the General Partner. As a result, holders of a specified percentage of outstanding Henley units will hold a slightly lower percentage of Henley's outstanding equity. As an example, 1% of the outstanding Henley units represents 0.99% of the outstanding Henley equity.

      This Transaction Statement and the documents incorporated by reference include forward-looking statements. Statements that are not of historical fact are forward-looking statements. These statements appear throughout this Transaction Statement and include statements regarding intent, belief or current expectations, including statements about the impact of the Merger and post-Merger strategies and statements about potential future payments of Residual Consideration. Some of the forward-looking statements in this report can be identified by the use of forward-looking terms such as "believes," "intends," "expects," "may," "will," "estimates," "should," "could," "would," "anticipates," "plans" or other comparable terms. Such forward-looking statements involve risks and uncertainties and other factors which may cause the actual results, performance or achievements of Henley to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those indicated in such forward-looking statements include, among others, the ultimate amount of taxes and expenses relating to the sale of the Boston Celtics basketball team and the Merger; the costs and expenses of redeeming the Debentures and the amount of associated losses and tax benefit; the nature and amount of accounts payable, liabilities, expenses, claims and contingencies of Henley and its subsidiaries; actual earnings and expenses of Henley and its subsidiaries; general economic conditions and interest rate levels; the timing and nature of any requisite regulatory approvals relating to the Merger; and changed expectations, intentions and strategies regarding the future. All forward-looking statements in this report are qualified by these cautionary statements and are made only as of the date of this report. Henley does not undertake any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                               SPECIAL FACTORS

Purposes of the Merger

      Henley Limited Partnership (formerly Boston Celtics Limited Partnership) was formed in 1998 for the purpose of indirectly holding the Boston Celtics basketball team, and was a successor to the entity formed in 1986 to hold the team. Historically, Henley's sole operating asset was its indirect interest in the Boston Celtics basketball team. As a result of the sale of the Boston Celtics on December 31, 2002 by Henley Limited Partnership III (formerly Celtics Basketball L.P.), Henley's 48.3% indirect subsidiary ("Henley III"), Henley is no longer able to pursue the business purpose for which it was formed and in which unitholders invested.

      Additionally, because Henley no longer conducts an operating business, under applicable exchange rules, Henley units are expected to be delisted from both the New York Stock Exchange ("NYSE") and the Boston Stock Exchange ("BSE") (whether or not the Merger is consummated), leaving unitholders with no ability to trade their units on an established public market and substantially diminished liquidity.

      Because the purpose for maintaining Henley no longer exists, and in light of the anticipated illiquidity of Henley units, the General Partner seeks to distribute net assets to holders of Henley units, while paying or providing for expenses and liabilities relating to Henley's pre-Merger business operations. The Merger has been structured as the most effective and efficient alternative to liquidating Henley, which would require an 80% vote of unitholders under Henley's limited partnership agreement and has been determined to be expensive and impracticable.

      The purposes of the Merger are to:

      * provide liquidity and value to Public Unitholders by paying them, in one or more cash payments, their proportionate share of the net assets of Henley, including a proportionate share of the net proceeds of the sale of the Boston Celtics basketball team, after payment of taxes, expenses, liabilities, claims and contingencies; and

      * eliminate the burdens and expenses associated with being a public company.

Alternatives to the Merger

      Management of Henley and the board of the General Partner initially considered liquidating Henley as a method of distributing the net assets of Henley to the unitholders and eliminating the burdens and expenses of being a public company. This course of action was rejected based on the terms of Henley's Limited Partnership Agreement, under which liquidation requires the affirmative approval of 80% or more of the outstanding Henley units. Henley units are widely held by a large number of small holders. As of January 23, 2003, Henley units were held by over 57,000 holders of record, with nearly 52,000 holders owning ten or fewer units. At least an additional 10,000 holders hold Henley units in street name. As a result, management of Henley believes that unitholder approval to liquidate Henley would be expensive and difficult, if not impossible, to secure.

      Henley management and the board of the General Partner also considered making a tender offer for the outstanding Henley units as a potential strategy for distributing payments to unitholders and eliminating public company obligations. Based on the widely held nature of the Henley units and the low response to a prior tender offer for Henley units in 1999, Henley management and the board concluded that a tender offer was not likely to result in the tender of a significant portion of the outstanding Henley units, leaving Henley as a public company. In addition, the expense of conducting a tender offer and the expenses and burdens of continuing as a public company would reduce the amount of assets available for remaining unitholders. Management and the board therefore determined that a tender offer was neither an effective nor an efficient means of achieving its goals.

      A reverse split in combination with a tender offer also was explored as an alternative method of making payments to unitholders and reducing the number of unitholders. After analyzing the likely result of a tender offer and various reverse split ratios, management concluded that a tender offer followed by a reverse split was unlikely to eliminate all holders of Henley units, whose holdings then would be illiquid. Management and the board of the General Partner therefore decided not to pursue a tender offer followed by a reverse split as it was determined to be more cumbersome, less efficient and more expensive than the Merger.

      Another alternative considered was a distribution of assets to individual unitholders, either alone or in combination with a merger, tender offer or reverse split. A distribution, without any other transaction, would succeed in transferring assets to individual unitholders, but would not eliminate public reporting obligations. Additionally, as compared to the Merger, which would result in capital gain to unitholders, a distribution would constitute dividend income, making a distribution less advantageous to unitholders from a tax perspective.

      If Henley is unable to effectuate the Merger, Henley management and the board of the General Partner expect to consider a variety of alternative strategies that involve the investment or use of Henley assets, rather than strategies intended to distribute assets. Among the alternatives likely to be considered if the Merger is not consummated are investing Henley's assets in an operating business or in real estate or oil and gas ventures or, alternatively, registering as an investment company under the Investment Company Act of 1940 (the "40 Act").

      If the Merger is not consummated and Henley pursues an alternative involving investment rather than distribution of its assets, Public Unitholders will continue to hold their Henley units. Under these circumstances, Henley units are not likely to be traded on a public market, but Henley will continue to incur the costs associated with being a public company. The significance of the costs of continuing as a public company, including the direct and indirect costs of complying with SEC requirements, the related burdens imposed on management and the expense of maintaining a large number of small unitholder accounts, may result in consideration of a reverse split to reduce the number of unitholders sufficiently to change Henley's status from a public to a private company.

Reasons for the Merger

      The Filing Persons considered the following factors to be the principal reasons for the Merger:

      * in view of the sale of the Boston Celtics basketball team, Henley no longer is able to pursue the business purpose for which it was formed and in which unitholders invested; the Filing Persons therefore believe that the Merger is advisable so that Public Unitholders can receive a proportionate interest in Henley assets (including net proceeds from the sale of the Boston Celtics basketball team) rather than remaining as equity holders of assets that are fundamentally different from those that Henley and its predecessors were formed to own;

      * the Filing Persons believe that the Merger is the quickest and most cost-effective way to provide value and liquidity (in the form of cash) to Public Unitholders, particularly given the practical difficulty of effecting a liquidation and the ineffectiveness and inefficiencies of a tender offer, a tender offer followed by a reverse split or a distribution of assets;

      * as a result of the Merger, the expense associated with being a public company with publicly-traded securities will be eliminated, which will favorably impact the aggregate amount of net assets of Henley and, accordingly, will favorably impact the amount of Merger Consideration paid to Public Unitholders; and

      * structuring the Merger so that neither Castle Creek nor the General Partner will be paid any Merger Consideration is expected to result in tax efficiencies that would benefit the Public Unitholders by favorably impacting the amount of net assets of Henley and, thus, the amount of Residual Consideration, if any, payable to Public Unitholders.

      The Filing Persons seek to consummate the Merger as soon as possible in order to distribute to Public Unitholders as Merger Consideration their proportionate share of Henley's net assets, including Henley's portion of the net proceeds of the sale of the Boston Celtics basketball team, and to realize the benefits, as discussed above, of the Merger. The price of Henley units as traded on the NYSE was not a factor in the timing of the Filing Persons' decision to propose or approve the Merger; rather, the timing of the Merger relates to the desire of the Filing Persons to distribute Henley's net assets as soon as possible following the sale of the Boston Celtics basketball team (while providing for taxes, expenses, liabilities, claims and contingencies).

Effects of the Merger

      Effect on the Market for Henley Units

      After the Merger, all of the equity of Henley will be held by Castle Creek as sole limited partner and the General Partner as sole general partner. There will be no trading or market for the Henley units, whether on the NYSE or BSE or otherwise.

      Effect on Securities Exchange Act Registration of Henley Units

      Henley units currently are registered under the Securities Exchange Act (the "Exchange Act"), which requires, among other things, that Henley file periodic and other reports with the SEC. Upon consummation of the Merger, Henley will have only two equity holders, and the Henley units will become eligible for termination of registration under the Exchange Act. Henley intends to deregister the units under the Exchange Act as soon as practicable after the Merger is completed. Termination of the registration of the units under the Exchange Act will substantially reduce the information required to be furnished by Henley to its unitholders and to the SEC and will make certain provisions of the Exchange Act inapplicable to Henley, such as the obligation to file reports under the Exchange Act, the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the proxy rules, the tender offer rules and the requirements of Rule 13e-3 with respect to going-private transactions.

      Effect of the Merger on the Public Unitholders

      The Henley units held by Public Unitholders will be converted in the Merger into the nontransferable contractual right to receive the Merger Consideration. All other incidents of ownership of Henley units, including the right to vote on certain partnership decisions and all of the risks and benefits of decreases or increases in the value of Henley units or payment of distributions which may result from any changes in the future growth and value of Henley (other than, in each case, the right to Residual Consideration), will be extinguished in the Merger. In addition, the Public Unitholders may realize a taxable gain as a result of the Merger. See "Certain Federal Income Tax Consequences of the Merger." In summary, if the Merger is completed, the Public Unitholders will have a nontransferable right to receive Merger Consideration, but will have no ongoing rights as owners of limited partnership units of Henley.

      To receive Merger Consideration, Public Unitholders must complete the enclosed letter of transmittal and return it along with required documentation as directed. If your interest in Henley is represented by a certificate, you must return your certificate, with necessary endorsements, with the letter of transmittal. If the certificate representing your Henley units has been lost, stolen or destroyed, see Instruction __ to the letter of transmittal.

      Effect of the Merger on Henley, the General Partner and Castle Creek

      Castle Creek beneficially owns approximately 25.1% of outstanding Henley units, with a proportionate interest in the net assets, net book value and net earnings of Henley. After the Merger, Castle Creek will be Henley's sole limited partner, holding 99% of the outstanding equity of Henley after the Merger. As a result, after the Merger, Castle Creek will have a 99% interest in the net assets, net book value and net earnings of Henley, subject to Henley's obligation under the Merger Agreement to pay Merger Consideration, including Residual Consideration, if any. At
December 31, 2002, Henley had partners' capital of approximately
$95.2 million, and for the six months ended December 31, 2002, Henley had net income of approximately $143.2 million, or $51.03 per unit, which reflects, among other things, the sale of the Boston Celtics basketball team, but which does not reflect anticipated operating losses relating to the redemption of the Debentures or other anticipated costs of the Merger.
See Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operation in Henley's Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, for additional discussion of Henley's net assets, net book value and net earnings.


      The General Partner holds a 1% general partnership interest in Henley, with a proportionate interest in the net assets, net book value and net earnings of Henley. The General Partner's general partnership interest in Henley will be cancelled in the Merger and the General Partner's 1% equity interest in HenleyCo will be converted in the Merger to a 1% general partnership interest in Henley as the surviving entity after the Merger. As a result, after the Merger the General Partner will have a 1% interest in the net assets, net book value and net earnings of Henley, subject to Henley's obligation under the Merger Agreement to pay Merger Consideration, including Residual Consideration, if any.

      Castle Creek and the General Partner are beneficially owned by affiliated parties, who together will hold 100% of the outstanding equity of Henley after the Merger.

      Immediately following the Merger, but before any payment of Merger Consideration, Henley's consolidated assets will consist of:

      * cash or cash equivalents in an amount equal to the Initial Merger Consideration (the product of $27.00 times the number of Henley units formerly held by Public Unitholders, or approximately $54,706,428);

      * an amount equal to $27.00 for each Henley unit formerly held by Castle Creek before the Merger, or $18,292,500, plus an amount representing the General Partner's 1% general partnership interest with respect to the Initial Merger Consideration, or $737,362 (collectively, the "Post-Merger Cash"); and

      * all other assets of Henley at the time of the Merger (the "Residual Consideration Assets").

After the Merger, Henley's consolidated liabilities will consist of all of its consolidated pre-Merger liabilities, existing contractual and other obligations (including obligations under the Merger Agreement and obligations under existing compensatory and incentive arrangements with senior management), outstanding payables and existing contingent liabilities (including those relating to pending litigation disclosed in Item 3 of Henley's Annual Report on Form 10-K for the year ended June 30, 2002, filed with the SEC on September 27, 2002 (the "Form 10-K")).

      The Residual Consideration Assets will be segregated along with earnings thereon (which will be included in the Residual Consideration Assets). The aggregate amount of Residual Consideration Assets will be held for the payment of, or provision for, taxes, expenses, liabilities, claims and contingencies relating to (i) Henley's pre-merger operations, (ii) the transactions contemplated by the Merger Agreement (including the Merger), and (iii) the Residual Consideration Assets (collectively, the "Residual Liabilities"). If Henley were to elect to be treated as an "S Corporation" under the Internal Revenue Code before the Residual Consideration is paid, the Residual Liabilities also will include an amount equal to the corporate tax that the net income attributable to the Residual Consideration Assets would produce if Henley were a taxable entity.

      Once the Residual Liabilities are paid, provided for or otherwise discharged, the balance (the "Remaining Residual Consideration Assets"), if any, will be paid to the Public Unitholders as Residual Consideration in direct proportion to their pre-Merger equity interest in Henley. As an example, a Public Unitholder that held a 1% equity interest in Henley immediately before the Merger will receive 1% of the Remaining Residual Consideration Assets as Residual Consideration. The timing of any Residual Consideration payments will be in the discretion of the General Partner and is expected to be based upon the General Partner's consideration of Residual Liabilities and applicable statutes of limitation. The General Partner currently anticipates that Residual Consideration payments, if any, will likely be made no earlier than early 2007.

      Henley intends to invest the Residual Consideration Assets principally in loan participations and other securities with maturities generally ranging up to four years. Henley does not plan to either trade or actively manage these assets. Based on its current analysis and assessment of expected Residual Liabilities, the General Partner estimates that Residual Consideration payments could range from no future payment at all to $8.00 per unit.

      Residual Consideration will not be paid to Castle Creek or the General Partner; however, a portion of the Remaining Residual Consideration Assets that is directly proportionate to Castle Creek's and the General Partner's pre-Merger equity interests in Henley, respectively, will remain in Henley after payment of the Residual Consideration to Public Unitholders, if any. Because Castle Creek holds approximately 25.1% of the outstanding Henley units (equal to approximately 24.8% of the equity of Henley) and the General Partner holds a 1% general partnership interest in Henley, then approximately 25.8% of the Remaining Residual Consideration Assets will continue to be assets of Henley after payment of the Residual Consideration.

      Payment of the Initial Merger Consideration and the Residual Consideration, if any, will satisfy Henley's obligation to pay Merger Consideration under the Merger Agreement. Neither the Post-Merger Cash nor the 25.8% of the Remaining Residual Consideration Assets that are retained in Henley after payment of the Residual Consideration will be subject to any payment obligation on the part of Henley in connection with the Merger. Henley therefore will have the ability to hold or invest in its discretion
- entirely for the benefit of Castle Creek and the General Partner, its sole equity holders - the Post-Merger Cash and, after payment of Residual Consideration, if any, the retained 25.8% of the Remaining Residual Consideration Assets. Alternatively, some or all of the Post-Merger Cash and the 25.8% of the Remaining Residual Consideration Assets may be distributed to Castle Creek and the General Partner.

      Because Castle Creek will be the sole holder of Henley limited partnership interests after the Merger, and the General Partner will be the sole general partner of Henley after the Merger, Castle Creek and the General Partner together will have complete control over Henley and over Henley's assets, subject to Henley's liabilities. As the sole equity holders of Henley after the Merger, Castle Creek and the General Partner will receive the benefit of any future increases in the value of Henley (other than those relating to the Residual Consideration Assets, which will benefit all pre-Merger Henley unitholders in proportion to their Henley equity interests).

      Castle Creek and the General Partner also will bear the risk of any decrease in the value of Henley. To the extent that Henley's post-Merger taxes, expenses, liabilities, claims and contingencies exceed the amount of Residual Consideration Assets, such amounts will be paid from remaining assets of Henley, and Castle Creek and the General Partner, as sole equity owners of Henley after the Merger, will bear all of the resulting decrease in value of Henley.

      After the Merger, Henley units will not be traded on any public market; therefore, Castle Creek's limited partnership interest in Henley after the Merger will be illiquid.

Benefits and Detriments

      Benefits and Detriments to Castle Creek and the General Partner

      Castle Creek and the General Partner will not receive any Merger Consideration. After the Merger, they will be the sole equity holders of Henley, and will have complete control over Henley and its assets, subject to Henley's obligation to pay Merger Consideration. Also as sole equity holders of Henley after the Merger, Castle Creek and the General Partner will be the sole beneficiaries of the Post-Merger Cash and, after payment of the Residual Consideration, if any, the retained 25.8% of the Remaining Residual Consideration Assets (amounts equal to Castle Creek's and the General Partner's respective proportionate pre-Merger interests in Henley's net assets). In addition to these benefits, Castle Creek and the General Partner will also bear certain risks and detriments. Unlike the Public Unitholders, who will receive liquidity in the form of cash Merger Consideration, Castle Creek's and the General Partner's interest in Henley will be illiquid (although the General Partner could, in its discretion, make distributions). Additionally, Castle Creek and the General Partner will bear all of the risk that Henley's post-Merger taxes, expenses, liabilities, claims and contingencies may exceed the amount of Residual Consideration Assets. See also "Special Factors -- Interests of Castle Creek, the General Partner and Paul Gaston in the Merger."

      Benefits and Detriments to Henley

      After the Merger, Henley will be eligible to terminate its registration under the Securities Exchange Act and suspend its SEC reporting obligations, thereby saving related costs and expenses. Henley will incur certain expenses in effecting the Merger and in discharging or providing for taxes, expenses, liabilities, claims and contingencies.

      Benefits and Detriments to Public Unitholders

      In light of the sale of the Boston Celtics basketball team and the fact that the purpose for which Henley and its predecessors were formed no longer exists, the Merger will benefit Public Unitholders by giving them liquidity (without the payment of brokerage fees or commissions) in the form of cash Merger Consideration that represents their proportionate interest in Henley's net assets and a premium over the market price just before the announcement of the sale of the basketball team. Additionally, after the Merger is completed, the Public Unitholders will not bear any of the risk that Henley's taxes, expenses, liabilities, claims and contingencies exceed the amount of the Residual Consideration Assets. The Public Unitholders do not have the right to vote on the Merger and will not have dissenters' appraisal rights in connection with the Merger. The Public Unitholders may recognize a taxable gain as a result of receiving Merger Consideration. After the Merger, the Public Unitholders will not have any incidents of ownership of Henley units, including the right to vote on certain partnership decisions or any of the risks or benefits of decreases or increases in the value of Henley units.

Effects of Not Consummating the Merger

      The board of directors of the General Partner has made no determination as to the direction or business strategy of Henley should the Merger not be consummated. Liquidation of Henley has been determined not to be practicable due to the 80% unitholder vote requirement, and alternative strategies may be expensive and are not likely to be effective in distributing assets to all public holders and eliminating public company obligations. Accordingly, if the Merger does not occur, the board of the General Partner currently expects that it will consider a variety of alternative strategies, including investing Henley's assets in an operating business, in real estate or oil and gas ventures or, alternatively, either registering as an investment company under the 40 Act or investing its assets in cash or instruments that do not constitute "securities" under the 40 Act. Another possibility is for the board to pursue action in the Delaware courts to obtain a declaratory judgment permitting Henley to liquidate without an 80% unitholder vote. The outcome of any such action cannot be predicted, however, and pursuing such action could be expensive and time-consuming.

      If the Merger is not consummated, the significance of the costs of continuing as a public company, including the direct and indirect costs of complying with SEC requirements, the related burdens imposed on management and the expense of maintaining a large number of small unitholder accounts, may result in consideration of a reverse split to reduce the number of unitholders sufficiently to change Henley's status from a public to a private company. Whether or not the Merger is consummated, management of Henley expects that the NYSE will initiate proceedings to delist the Henley units because the NYSE typically does not maintain listings for securities issued by companies, like Henley, that do not have on-going business operations. The BSE is likely to take similar action. Under these circumstances, management does not expect that Henley units would be eligible for trading on Nasdaq or any other established securities market. As a result, if the Merger is not consummated, Henley units are expected to be illiquid and Public Unitholders could face significant difficulty in selling or trading Henley units.

Interests of Castle Creek, the General Partner and Paul Gaston in the
Merger

      Castle Creek, the General Partner and Paul Gaston, the chairman of the board and chief executive officer of HenleyCo, the General Partner and the general partner of Castle Creek, have interests in the Merger in addition to their interests as equity holders of Henley that may present potential and actual conflicts of interest. Unlike Public Unitholders, Castle Creek and the General Partner will not receive any Merger Consideration. After the Merger, Castle Creek will be the sole limited partner of Henley, and the General Partner, which is wholly-owned by Mr. Gaston, will be the sole general partner of Henley. Unlike the Public Unitholders, who will receive, and may be taxed on, Merger Consideration, Castle Creek and the General Partner will not receive Merger Consideration and therefore will not incur any tax liability in connection with the Merger. Additionally, unlike the Public Unitholders, who will have no risks or benefits of equity owners of Henley after the Merger, Castle Creek and the General Partner will be the sole equity holders of Henley after the Merger and will bear all of the risks and have all of the benefits of decreases or increases in the value of Henley (other than those relating to the Residual Consideration). See "Special Factors - Effects of the Merger -
 Effect of the Merger on Henley, the General Partner and Castle Creek."

Fairness of the Merger

      Based on a careful review of the facts and circumstances relating to the Merger and consideration of alternatives to the Merger, the Filing Persons, including the boards of directors of HenleyCo, the General Partner and the general partner of Castle Creek (the "Boards"), believe that the Merger and the terms and provisions of the Merger Agreement, including the Merger Consideration to be paid to the Public Unitholders, are advisable, fair from a financial point of view to, and in the best interests of, the Public Unitholders. The Boards each unanimously concluded that the Merger and the terms and provisions of the Merger Agreement, including the Merger Consideration to be paid to the Public Unitholders, were advisable, fair from a financial point of view to, and in the best interests of the Public Unitholders. The Filing Persons each expressly adopt the conclusions and analyses of the Boards, as described herein. No director of HenleyCo, or of the General Partner or Castle Creek GP dissented to or abstained from voting on the Merger.

      In concluding that the Merger and the terms and provisions of the Merger Agreement, including the Merger Consideration to be paid to the Public Unitholders, were advisable, fair from a financial point of view to, and in the best interests of, the Public Unitholders, the Boards considered a number of factors, including, but not limited to the following:

      * the financial condition, assets, business and prospects of Henley; in particular, the fact that, as a result of the sale of the Boston Celtics basketball team, Henley currently does not have any on-going operating business;

      * the expected delisting of Henley units from the NYSE and BSE and the expected inability of Henley to qualify its units for listing on Nasdaq or any other established public market, resulting in the absence of a public trading market for Henley units and potential inability of Henley unitholders to sell their units;

      * that many Public Unitholders originally invested in Henley in order to own an indirect interest in the Boston Celtics basketball team, and with the sale of the team, the reason for their investment in Henley no longer exists;

      * the impracticality of securing, and the expense of attempting to secure, the requisite Henley unitholder approval to permit a liquidation, and the expense of alternatives to the Merger and their ineffectiveness in achieving management's goals of providing liquidity and value to Public Unitholders and eliminating the costs and burdens of public company status;

      * the adverse impact on Public Unitholders if the Merger is not consummated;

      * the terms and conditions of the Merger Agreement, including the consideration payable to Public Unitholders, which will consist of one or more payments to each Public Unitholder of a proportionate share of the net assets of Henley based on each Public Unitholder's pre-Merger equity interest in Henley;

      * that the Merger Consideration will be exactly proportionate to the equity interests in Henley held by the Public Unitholders immediately before the Merger;

      * that although Castle Creek will be the sole limited partner, and the General Partner will be the sole general partner, of Henley after the Merger, the assets of Henley that are not subject to payment as Merger Consideration will consist of

            Castle Creek's and the General Partner's respective proportionate shares of the net assets of Henley in exact proportion to their pre-Merger equity interests in Henley;

      * that the General Partner's 1% general partnership interest in Henley will be cancelled in the Merger, and the General Partner's 1% equity interest in HenleyCo will be converted in the Merger into a 1% general partnership interest in Henley as the surviving entity;

      * that as sole equity owners of Henley after the Merger, Castle Creek and the General Partner will bear the risk that Henley's post-Merger taxes, expenses, liabilities, claims and contingencies might exceed the amount of Residual Consideration Assets;

      * that by paying the Merger Consideration in cash, the Merger will provide Public Unitholders with a level of liquidity currently unavailable in the marketplace; in particular, the fact that between September 26, 2001 and September 26, 2002, the day immediately preceding the announcement of the sale of the Boston Celtics, the trading volume of the Henley units exceeded 5,000 units on only 17 days and the average trading volume during such period was approximately 2,015 units per day. Due to the small trading volume of the units, it is reasonable to assume that any effort by a Henley unitholder to dispose of a significant number of units would adversely affect the market price;

      * that the Initial Merger Consideration represents a premium of approximately 155% over the $10.60 per unit closing price on September 26, 2002, the last full trading day before the public announcement by Henley of the signing of the agreement to sell the Boston Celtics basketball team; that during the six months preceding the public announcement of the sale, the Initial Merger Consideration represented a premium over the per unit closing price ranging from approximately 69% when the units traded at $16.00 per unit on May 22, 2002, to approximately 170%, when the units traded at $10.01 per unit on September 23, 2002; and that the Public Unitholders may receive Residual Merger Consideration in addition to the Initial Merger Consideration;

      * that the Merger will provide liquidity in the form of cash with lower associated transaction costs than other potential transactions, which will benefit, in particular, many Public Unitholders who hold a small number of Henley units and have found that the cost of trading their unit or units exceeded the value of the units;

      * that the General Partner's goal in determining the respective amounts of Initial Merger Consideration and Residual Consideration Assets was to distribute expeditiously to Public Unitholders as large a portion of Henley's assets as was deemed reasonable and prudent in the General Partner's good faith judgment; and that the respective amounts of Initial Merger Consideration and Residual

            Consideration Assets were based on management's and the General Partner's good faith analysis of:

            * Henley's existing liabilities and contingent liabilities, including pending litigation, expenses associated with redeeming the Debentures and effecting the Merger, and obligations under existing compensatory and incentive arrangements;

            * anticipated taxes, expenses, liabilities, claims and contingencies relating to the sale of the Boston Celtics, Henley's pre-Merger operations and otherwise; and

            * contingent liabilities and potential contingent liabilities and a reasonable reserve for related expenditures and liabilities; and

      * that the Merger is being effected in accordance with all applicable requirements of Delaware law and Henley's partnership agreement.

      Each of the factors identified above favored the conclusion of each of the Boards that the Merger and the terms and provisions of the Merger Agreement, including the Merger Consideration to be paid to the Public Unitholders, were advisable, fair from a financial point of view to, and in the best interests of, the Public Unitholders.

      In reaching their conclusions, the Boards did not consider net book value, going concern value or liquidation value in evaluating the advisability of the Merger because the Merger Consideration consists of the proportionate payment to Public Unitholders of the aggregate net assets of Henley exactly in proportion to the unitholder's pre-Merger interest in Henley, without regard to the value of Henley's pre-Merger assets. The purpose of the Merger is to serve as an alternative to liquidation and to distribute Henley's pre-Merger net assets - whatever their value - in proportion to pre-Merger equity ownership. For the same reason, the General Partner's board of directors did not establish a special committee to represent the interests of the Public Unitholders, nor was any independent adviser retained to either provide a fairness opinion or to assist with valuations.

      The Boards also considered the following potentially negative factors, which are not listed in any relative order of importance:

      * the interests of Castle Creek, the General Partner and Paul Gaston in the Merger are different from the interests of the Public Unitholders and may create actual or potential conflicts of interest in connection with the Merger as disclosed herein; and

      * the Merger does not require approval by Henley unitholders, nor are the Public Unitholders entitled to appraisal rights.

      After having given these additional factors due consideration, each of the Boards concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors that they have considered to support their belief that the Merger and the terms and provisions of the Merger Agreement, including the Merger Consideration to be paid to the Public Unitholders, are advisable, fair from a financial point of view to, and in the best interests of, the Public Unitholders.

      In making a determination as to the fairness of the Merger to the Public Unitholders, each of the Boards gave full consideration to, and conducted an overall analysis of, all of the factors discussed above. Given the number and wide variety of factors considered, the Boards did not find it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered. Rather, they based their respective conclusions on the totality of the information presented to and considered by them, except that particular consideration was placed on the absence of practicable alternatives to the Merger; the benefits of the Merger to Public Unitholders, including providing value and liquidity; the adverse impact on the Public Unitholders of not consummating the Merger; and the structure of the Merger Consideration providing for the payment to Public Unitholders of a proportionate share of the net assets of Henley based upon their pre-Merger equity ownership of Henley.

      The foregoing discussion of the factors considered by each of the Boards is not meant to be exhaustive, but includes all material factors considered by them to support their respective decisions that the Merger and the terms and provisions of the Merger Agreement, including the Merger Consideration to be paid to the Public Unitholders, were advisable, fair from a financial point of view to, and in the best interests of, the Public Unitholders.

Reports, Opinions, Appraisals And Negotiations

      Because payment of the Merger Consideration will effect the proportionate distribution to Public Unitholders of the pre-Merger net assets of Henley (after payment of or provision for taxes, expenses, liabilities, claims and contingencies), based entirely on each Public Unitholder's pre-Merger equity ownership of Henley and without regard to value, the Filing Persons have not engaged any third parties to perform any financial analysis of, or to prepare any reports, opinions or appraisals concerning, the Merger or value of the Henley units. Accordingly, the Filing Persons have not received any report, opinion or appraisal from an outside party relating to the Merger or the Merger Consideration.

      During January 2003, following the sale of the Boston Celtics basketball team, members of management and the Board discussed informally the Merger and alternatives to the Merger. After consideration of the factors described above and consultation with outside legal counsel, management recommended the Merger as the most efficient and effective means of (i) providing value and liquidity to investors in light of the fact that the purpose for maintaining Henley no longer existed, and (ii) eliminating the burdens and expenses of being a public company. On February 7, 2003, at a meeting attended by all members of the Board, after reviewing related materials and information, considering the factors described above and consulting with outside legal counsel, the Board unanimously approved the Merger.

Certain Federal Income Tax Consequences of the Merger

      The following is a general summary of the material U.S. federal income tax consequences of the Merger to Henley unitholders. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable treasury regulations thereunder, judicial decisions and current administrative rulings as in effect on the date of this Transaction Statement. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code (for example, life insurance companies, dealers in securities and other taxpayers subject to the mark-to-market rules and foreign persons) and does not address any aspect of state, local, foreign or other taxation. This discussion applies to individuals who are citizens or residents of the United States and who use the cash method of accounting and whose adjusted tax basis does not exceed $27 per unit.

      The receipt of cash by a unitholder pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable for state and local income tax purposes as well. For U.S. federal income tax purposes, the payment of cash in the Merger is treated as a sale or exchange. Accordingly, under the cash method of accounting, a unitholder will recognize gain for the year of the Merger equal to the difference between (i) the amount received by such unitholder in the Merger and
(ii) such unitholder's adjusted tax basis in its Henley units. Such gain will be capital gain if the unitholder holds the units as a capital asset, and generally will be long-term capital gain if, at the effective date of the Merger, the unitholder has held the units for more than one year.

      Each unitholder should consult with a tax adviser as to whether the amount received in the year of the Merger includes any amount attributable to the right to receive any potential future payments. Those unitholders whose total Merger Consideration payments ultimately exceed $3,000.00 should consult their own tax advisors as to the application of the imputed interest rules to the receipt of future payments.

      The cash payments made to a unitholder pursuant to the Merger will be subject to U.S. federal backup withholding unless the unitholder provides the Paying Agent with his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies.

      EACH BENEFICIAL OWNER OF UNITS IS URGED TO CONSULT WITH A TAX ADVISER AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                            TRANSACTION STATEMENT

Item 1.  Summary Term Sheet
Regulation M-A Item 1001

      The information set forth in the section above captioned "Summary Term Sheet" is incorporated herein by reference.

Item 2.  Subject Company Information.
Regulation M-A Item 1002

      (a) Name and Address: Henley is the issuer of the class of equity security that is the subject of this Transaction Statement. Its principal executive office is located at 140 Wood Road, Braintree, Massachusetts 02184 and its telephone number at that address is (781) 930-3015.

      The Company is subject to the informational reporting requirements of the Exchange Act, and in accordance therewith is required to file reports, and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this information may also be obtained by mail from the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at rates determined by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-732-0330. Reports, and other information that Henley has filed electronically with the SEC can be viewed at the SEC's web site at http://www.sec.gov.

      (b) Securities: The exact title of the class of equity securities subject to this Transaction Statement is Units Representing Limited Partnership Interests of Henley. As of the date of this Transaction Statement, there were 2,703,664 units outstanding.

      (c) Trading Market and Price: Henley units are traded on the NYSE and the BSE under the symbol "HYN". The following table sets forth the high and low sales prices per unit on the NYSE for the period indicated.


                                                    Sales Price
                                                -------------------
Period                                            High        Low
------                                          --------    -------

Year Ending June 30, 2003
  First Quarter                                 $11.850     $10.000
  Second Quarter                                 29.500      25.000
  Third Quarter (through February 12, 2003)      28.30       27.35

Year Ended June 30, 2002
  First Quarter                                 $ 9.800     $ 8.800
  Second Quarter                                 11.150       9.350
  Third Quarter                                  11.400      10.700
  Fourth Quarter                                 16.100      11.000

Year Ended June 30, 2001
  First Quarter                                 $10.2500    $ 8.6875
  Second Quarter                                  9.5625      7.1250
  Third Quarter                                  12.1100      7.5625
  Fourth Quarter                                 10.0500      8.8500

      (d) Dividends: No dividends have been paid to unitholders during the past two years. Distributions may be declared from time to time in the sole discretion of the general partner of Henley.

      (e) Prior Public Offerings: None of the Filing Persons has made an underwritten public offering of Henley units for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.

      (f) Prior Stock Purchases: None of the Filing Persons has purchased any Henley units during the past two years.

Item 3.  Identity and Background of Filing Persons.
Regulation M-A Item 1003 (a) through (c)

      Henley Limited Partnership

      (a) Name and Address: Henley is the subject company of this Transaction Statement and the information set forth in Item 2(a) is incorporated herein by reference.

      (b) Business and Background of Entity: The information set forth under the caption "General" in Items 1 and 2 of the Form 10-K is incorporated herein by reference.

      On December 31, 2002, Henley III, an indirect subsidiary of Henley, completed the sale of the Boston Celtics basketball team, the sole operating asset of Henley. Henley currently has no on-going operating business and Henley's principal asset is its interest in the net proceeds of the sale of the Boston Celtics basketball team. The general partner of Henley is BCLP GP.

      Henley has not been convicted in a criminal proceeding during the past five years, or been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      (c) Business and Background of Natural Persons: The name, business address, position with Henley, principal occupation, five-year employment history and citizenship of each of the executive officers of Henley, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. To Henley's knowledge, none of the persons listed in Schedule I hereto, was convicted in a criminal proceeding during the past five years, or was party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      BCLP GP, Inc.

      (a) Name and Address: The General Partner's principal executive office is located at 140 Wood Road, Braintree, Massachusetts 02184 and its telephone number at that address is (781) 930-3015.

      (b) Business and Background of Entities: The General Partner was formed in 1998 and is a corporation formed under the laws of the State of Delaware. The General Partner's principal business is to act as the general partner of Henley. Mr. Paul E. Gaston is the sole stockholder of the General Partner.

      The General Partner has not been convicted in a criminal proceeding during the past five years, or been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      (c) Business and Background of Natural Persons: The name, business address, position with the General Partner, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of the General Partner, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. To the General Partner's knowledge, none of the persons listed in
Schedule I hereto, was convicted in a criminal proceeding during the past five years, or was party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Castle Creek Partners, L.P.

      (a) Name and Address: Castle Creek's principal executive office is located at 140 Wood Road, Braintree, Massachusetts 02184 and its telephone number at that address is (781) 930-3015.

      (b) Business and Background of Entities: Castle Creek was formed in 1998 and is a limited partnership formed under the laws of the State of Delaware. Castle Creek holds a 51.6867% limited partnership interest in Henley Holdings L.P. ("Henley Holdings"), which owns a 99.999% limited partnership interest in Henley III, which prior to December 31, 2002 owned and operated the Boston Celtics basketball team. On December 31, 2002, Henley III completed the sale of the Boston Celtics basketball team. Castle Creek's principal asset is its interest in the net proceeds from the sale of the Boston Celtics through its ownership interest in Henley Holdings and Henley. The general partner of Castle Creek is Castle Creek GP, which is wholly owned by Henley, Inc. (formerly Celtics, Inc.), which is wholly owned by Walcott Partners, L.P. The General Partners of Walcott Partners, L.P. are Mr. Paul E. Gaston and Draycott, Inc., of which Mr. Gaston is the only stockholder, officer and director. In addition, Walcott Partners, L.P., indirectly holds a 97.5% interest in Castle Creek.

      Castle Creek has not been convicted in a criminal proceeding during the past five years, or been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      (c) Business and Background of Natural Persons: The name, business address, position with Castle Creek, principal occupation, five-year employment history and citizenship of each of the executive officers of Castle Creek, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. To Castle Creek's knowledge, none of the persons listed in Schedule I hereto, was convicted in a criminal proceeding during the past five years, or was party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      Castle Creek Partners GP, Inc.

      (a) Name and Address: Castle Creek GP's principal executive office is located at 140 Wood Road, Braintree, Massachusetts 02184 and its telephone number at that address is (781) 930-3015.

      (b) Business and Background of Entities: Castle Creek GP was formed in 1998 and is a corporation formed under the laws of the State of Delaware. Castle Creek GP's principal business is to act as the general partner of Castle Creek. Castle Creek GP is wholly owned by Henley II, Inc., which is wholly owned by Walcott Partners, L.P. The General

Partners of Walcott Partners, L.P. are Mr. Paul E. Gaston and Draycott, Inc., of which Mr. Gaston is the only stockholder, officer and director.

      (c) Business and Background of Natural Persons: The name, business address, position with Castle Creek GP, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Castle Creek GP, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. To Castle Creek GP's knowledge, none of the persons listed in Schedule I hereto, was convicted in a criminal proceeding during the past five years, or was party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      HenleyCo, Inc.

      (a) Name and Address: HenleyCo's principal executive office is located at 140 Wood Road, Braintree, Massachusetts 02184 and its telephone number at that address is (781) 930-3015.

      (b) Business and Background of Entities: HenleyCo is a newly organized corporation, organized under the laws of the State of Delaware. HenleyCo was formed for the sole purpose of merging with and into Henley in the Merger. Castle Creek and the General Partner hold ninety-nine (99%) and one percent (1%), respectively, of the equity interests of HenleyCo.

      HenleyCo has not been convicted in a criminal proceeding during the past five years, or been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      (c) Business and Background of Natural Persons: The name, business address, position with HenleyCo, principal occupation, five-year employment history and citizenship of each director and executive officer of HenleyCo, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. To HenleyCo's knowledge, none of the persons listed in Schedule I hereto, was convicted in a criminal proceeding during the past five years, or was party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      Paul E. Gaston

      (a) Name and Address: Mr. Gaston is an individual whose principal business office is located at Post Office Box 4840, 270 Greenwich Avenue, 2nd Floor, Greenwich, CT 06831-4840 and the telephone number at that address is
(203) 422-0465.

      (b)   Business and Background of Entities: Not applicable.

      (c) Business and Background of Natural Persons: Mr. Gaston's position, principal occupation, five-year employment history and citizenship, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. Mr. Gaston has not been convicted in a criminal proceeding during the past five years, nor has he been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.  Terms of the Transaction.
Regulation M-A Item 1004 (a) and (c) through (f)

      (a)(1)      Tender Offer: Not applicable.

      (a)(2)      Mergers or Similar Transactions:

      (a)(2)(i) Transaction Description: In the Merger, HenleyCo will merge with and into Henley, with Henley as the surviving entity. Neither Castle Creek nor BCLP GP will receive any Merger Consideration. Castle Creek's interest in HenleyCo will be converted in the Merger into a 99% limited partnership interest in Henley as the surviving entity and BCLP GP's interest in HenleyCo will be converted into a 1% general partnership interest in Henley as the surviving entity. Henley units held by unitholders other than Castle Creek will be converted in the Merger into the nontransferable contractual right to receive the Merger Consideration, consisting of the Initial Merger Consideration and the Residual Consideration. See the information set forth in the sections above captioned "Summary Term Sheet - The Merger," "-- Merger Consideration to Unaffiliated Unitholders," "-Merger Consideration to Castle Creek and BCLP GP," "Potential Future Payment of Residual Merger Consideration," and "Special Factors - Effects of the Merger."

      (a)(2)(ii) Merger Consideration: The information set forth in the sections above captioned "Summary Term Sheet - Merger Consideration to Unaffiliated Unitholders", "Special Factors - Effect of the Merger on the Public Unitholders" and "- Effect of the Merger on Henley, the General Partner and Castle Creek" is incorporated herein by reference.

      (a)(2)(iii) Reasons for the Transaction: The information set forth in the sections above captioned "Special Factors - Purposes of the Merger;" "- Alternatives to the Merger;" "-Reasons for the Merger" and "- Effects of Not Consummating the Merger" is incorporated herein by reference.

      (a)(2)(iv) Vote Required for Approval: The general partner of Henley has approved the Merger. The Merger does not require approval of the holders of Henley limited partnership units.

      (a)(2)(v) Differences in the Rights of Security Holders: The information set forth in the sections above captioned "Special Factors -
 Effects of the Merger -- Effect of the Merger on Public Unitholders" and "- Effects of the Merger on Henley, the General Partner and Castle Creek" is incorporated herein by reference.

      (a)(2)(vi) Accounting Treatment: The Merger will be accounted for using the purchase method of accounting; however, as HenleyCo will have only nominal assets before the Merger, the accounting treatment of the Merger is not material.

      (a)(2)(vii) Income Tax Consequences: The information set forth in the section above captioned "Special Factors - Certain Federal Income Tax Consequences of the Merger" is incorporated herein by reference.

      (c) Different Terms: The information set forth in the section above captioned "Special Factors - Interests of Castle Creek, the General Partner and Paul Gaston in the Merger" is incorporated herein by reference.

      (d) Appraisal Rights: Holders of Henley units will not have appraisal rights in connection with the Merger, either under the Delaware Revised Uniform Limited Partnership Act or under the Henley limited partnership agreement. Applicable law does not provide for any similar rights.

      (e) Provisions for Unaffiliated Security Holders: None of the Filing Persons intend to grant unaffiliated unitholders special access to Henley's records in connection with the Merger. None of the Filing Persons intend to obtain counsel or appraisal services for unaffiliated unitholders of Henley.

      (f)   Eligibility for Listing or Trading: Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements. Regulation M-A Item 1005 (a) through (c) and (e)

      (a)   Transactions:

      (1) Other than those transactions disclosed in Item 13 of the Form 10-K under the caption "Certain Relationships and Related Transactions," which are incorporated herein by reference, there have been no transactions that occurred during the past two years between (i) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I and (ii) Henley or any of its affiliates that are not natural persons where the aggregate value of such transactions is more than one percent of Henley's consolidated revenues for
(a) the fiscal year in which the transaction occurred or (b) with respect to the current year, the past portion of the current fiscal year.

      (2) The arrangements and payments disclosed in Item 11 of the Form 10-K under the caption "The Partnership," are incorporated herein by reference.

      Henley has an arrangement with Richard G. Pond, Executive Vice President, Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary of Henley and Henley III, providing for Mr. Pond's continued employment by Henley at his current salary of $500,000 per annum. Mr. Pond is an at-will employee of Henley and does not have an employment agreement. In recognition of past services rendered by Mr. Pond, Henley III has an arrangement providing for a $1.5 million bonus to be paid to Mr. Pond concurrently with the payment of the Initial Merger Consideration.

      Except as disclosed herein, or as set forth in the Form 10-K, there have been no transactions that occurred during the past two years between
(i) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (ii) any executive officer, director or affiliate of Henley that is a natural person where the aggregate value of the transaction or series of similar transactions with such person exceeded $60,000.

      (b) Significant Corporate Events: Other than as described in this Transaction Statement, there have been no negotiations, transactions or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (ii) Henley or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Henley's securities, election of the General Partner's directors or sale or other transfer of a material amount of assets of Henley.

      (c) Negotiations or Contacts: Other than as described in this Transaction Statement, including the sale of the Boston Celtics basketball team on December 31, 2002 by Henley III, pursuant to an Asset Purchase and Sale Agreement, dated as of September 27, 2002, by and between Henley III and Boston Championship Basketball, LLC (formerly known as Lake Carnegie,
LLC), an entity not affiliated with any of the Filing Persons, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (i) any affiliates of Henley or (ii) Henley or any of its affiliates and any person not affiliated with Henley who would have a direct interest in such matters. For a more detailed description of the sale of the Boston Celtics basketball team, see Henley's Current Reports on Form 8-K filed on January 8, 2003 and October 7, 2002 and the exhibits thereto, which are herein incorporated by reference.

      During the two years prior to the sale of the Boston Celtics basketball team, Henley and its affiliates received unsolicited indications of interest from a number of groups (none of whom was affiliated with any of the Filing Persons) regarding the direct or indirect sale of the Boston Celtics basketball team. In each instance contact was initiated by the prospective purchaser. Preliminary discussions with four groups, each of whom executed a confidentiality agreement, were terminated because the proposed purchase price was determined to be inadequate. In each instance, the terms of the sale of the Boston Celtics basketball team to Boston Championship Basketball, LLC were superior to the other proposals.

      (e) Agreements Involving the Subject Company's Securities: There are no agreements, arrangement, or understanding, whether or not legally enforceable, between Henley and any other person with respect to any securities of Henley.

Item 6.  Purposes of the Transaction and Plans or Proposals.
Regulation M-A Item 1006 (b) and (c)(1) through (8)

      (b) Use of Securities Acquired: All currently outstanding Henley units (except for Henley units held by Castle Creek) will be converted into the right to receive Merger Consideration and cancelled. Henley units currently held by Castle Creek will be cancelled in the Merger.

      (c) Plans: Except as otherwise described in this Transaction Statement, the Filing Persons have not, as of the date of this Transaction Statement, approved any specific plans or proposals for:

            * any extraordinary corporate transaction involving Henley after the completion of the Merger;

            * any sale or transfer of a material amount of assets currently held by Henley after the completion of the Merger;

            * any material change in Henley's dividend rate or policy, or indebtedness or capitalization;

            * any change in the general partner of Henley, the Board of Directors of the General Partner, or management of Henley; or

            * any other material change in Henley's corporate structure or business.

      As described in this Transaction Statement, the Board of Directors of the General Partner has approved:

            * the delisting of the Henley units from the NYSE and BSE at the time of the Merger;

            *     the termination of the registration under
                  Section 12(g)(4) of the Exchange Act of the Henley units after the Merger; and

            * the suspension of Henley's obligations to file reports under the Exchange Act.

Item 7.  Purposes, Alternatives, Reasons and Effects.
Regulation M-A Item 1013

      (a) Purposes: The information set forth in the sections above captioned "Special Factors - Purposes of the Merger;" "- Alternatives to the Merger;" "- Reasons for the Merger" and "- Effects of Not Consummating the Merger" is incorporated herein by reference.

      (b) Alternatives: The information set forth in the sections above captioned "Special Factors - Purposes of the Merger;" "- Alternatives to the Merger;" "- Reasons for the Merger" and "- Effects of Not Consummating the Merger" is incorporated herein by reference.

      (c) Reasons: The information set forth in the sections above captioned "Special Factors - Purposes of the Merger;" "- Alternatives to the Merger;" "- Reasons for the Merger" and "- Effects of Not Consummating the Merger"" is incorporated herein by reference.

      (d) Effects: The information set forth in the sections above captioned "Special Factors - Effects of the Merger;" "-Benefits and Detriments" and "- Certain Federal Income Tax Consequences of the Merger " is incorporated herein by reference.

Item 8.  Fairness of the Transaction.
Regulation M-A Item 1014

      (a) Fairness: The information set forth in the section above captioned "Special Factors - Fairness of the Merger" is incorporated herein by reference.

      (b) Factors Considered in Determining Fairness: The information set forth in the section above captioned "Special Factors - Fairness of the Merger" is incorporated herein by reference.

      (c)   Approval of Security Holders: The information set forth in
Item 4(a)(2)(iv) is incorporated herein by reference.

      (d) Unaffiliated Representative: No unaffiliated representative to act on behalf of unaffiliated security holders has been retained in connection with the Merger.

      (e) Approval of Directors: The Merger was approved unanimously by the directors of the General Partner, including all independent, non-employee directors.

      (f)   Other Offers: Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.
Regulation M-A Item 1015

      (a) Report, Opinion or Appraisal: The Filing Persons have not received any report, opinion or appraisal from an outside party that is materially related to the Merger.

      (b) Preparer and Summary of the Report, Opinion or Appraisal: Not applicable.

      (c)   Availability of Documents: Not applicable.

Item 10. Source and Amount of Funds or Other Consideration.
Regulation M-A Item 1007

      (a) Source of Funds: The maximum possible aggregate consideration to be paid in connection with the Merger is $70,915,740; actual aggregate Merger Consideration may be less. The source of these funds will be assets of Henley.

      (b) Conditions: There are no material conditions to the availability of funds discussed in Item 10(a) above, nor are there any alternative financing arrangements or alternative financing plans.

      (c) Expenses: Henley will be responsible for paying all expenses in connection with the Merger.

      The following table sets forth an estimate of expenses payable by Henley in connection with the Merger:


                    SEC Filing Fee                      $6,524.25
                    Printing Expenses                       *
                    Legal Fees and Expenses                 *
                    Accounting Fees and Expenses            *
                    Paying Agent                            *
                    Miscellaneous                           *
                                                        ---------
                    Total                               $   *

--------------------
*  To be completed by amendment

      (d)    Borrowed Funds: Not applicable.

Item 11. Interest in Securities of the Subject Company.
Regulation M-A Item 1008

      (a) Securities Ownership: Details regarding the aggregate number of Henley units and percentage of Henley units that are beneficially owned by each person listed in Schedule I hereto are set out thereon and incorporated herein.

      (b)   Securities Transactions: None.

Item 12. The Solicitation or Recommendation.
Regulation M-A Item 1012 (d) and (e)

      (d) Intent to Tender or Vote in a Going-Private Transaction: Not applicable.

      (e)   Recommendation of Others: Not applicable.

Item 13. Financial Statements.
Regulation M-A Item 1010 (a) through (b)

      (a) Financial Information: The audited consolidated financial statements of Henley for the fiscal years ended June 30, 2002 and June 30, 2001 are incorporated herein by reference to such financial statements contained in the Form 10-K, and Henley's unaudited consolidated financial statements for the periods ended December 31, 2002 are incorporated herein by reference to such financial statements contained in Henley's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2002, filed with the SEC on February 14, 2003.

      Henley's ratio of earnings to fixed charges for each of the periods indicated, and Henley's book value per unit at the end of each of the period indicated, are as follows:


                                           At or for the           At or for the
                                            Year Ended           Six Months Ended
                                             June 30                December 31
                                       --------------------    --------------------
                                         2002        2001        2002        2001
                                         ----        ----        ----        ----

Ratio of Earnings to Fixed Charges*       2.05        0.38      154.56       0.32
Book Value per Outstanding Unit        $(17.22)    $(18.84)    $ 33.82     $19.39

* The ratio of earnings to fixed charges is computed by dividing fixed charges into pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest expense.

      (b)   Pro Forma Information: Not applicable.

      (c) Summary Information: The disclosure materials disseminated to Henley unitholders will contain the summarized financial information required by 1010(c) of Regulation M-A.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
Regulation M-A Item 1009

      (a)   Solicitation or Recommendations: Not applicable.

      (b) Employees and Corporate Assets: The information set forth in the section above captioned "Special Factors - Effects of the Merger -
 Effect of the Merger on Henley, the General Partner and Castle Creek" is incorporated herein by reference.

Item 15. Additional Information.
Regulation M-A Item 1011(b)

      (b)   Other Material Information: Not applicable.

Item 16. Exhibits.
Regulation M-A Item 1016 (a) through (d), (f) and (g)

      (a)   None.

      (b)   None.

      (c)   None.

      (d)(i) Amended and Restated Agreement of Limited Partnership of Henley Limited Partnership dated June 29, 1998 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on June 30, 1998 (File No. 333-50367-01)).

      (d)(ii)  Agreement and Plan of Merger among Henley Limited
Partnership, Castle Creek Partners, L.P. and HenleyCo, Inc.

      (f)   None.

      (g)   None.

                                 SIGNATURES

      After due inquiry, and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                  HENLEY LIMITED PARTNERSHIP
                                  By: BCLP GP, Inc., its general partner

Dated: February 14, 2003          By:     /s/ Richard G. Pond
       -----------------                  --------------------------------
                                  Name:   Richard G. Pond
                                  Title:  Executive Vice President , Chief
                                          Operating Officer, Chief Financial
                                          Officer, and Secretary

                                  BCLP GP, INC.

Dated: February 14, 2003          By:     /s/ Richard G. Pond
       -----------------                  --------------------------------
                                  Name:   Richard G. Pond
                                  Title:  Executive Vice President , Chief
                                          Operating Officer, Chief Financial
                                          Officer, and Secretary

                                  CASTLE CREEK PARTNERS, L.P.
                                  By: Castle Creek Partners GP, Inc.,
                                      its general partner

Dated: February 14, 2003          By:     /s/ Richard G. Pond
       -----------------                  --------------------------------
                                  Name:   Richard G. Pond
                                  Title:  Executive Vice President , Chief
                                          Operating Officer, Chief Financial
                                          Officer, and Secretary

                                  CASTLE CREEK PARTNERS GP, INC.

Dated: February 14, 2003          By:     /s/ Richard G. Pond
       -----------------                  --------------------------------
                                  Name:   Richard G. Pond
                                  Title:  Executive Vice President , Chief
                                          Operating Officer, Chief Financial
                                          Officer, and Secretary

                                  HENLEYCO, INC.

Dated: February 14, 2003          By:     /s/ Richard G. Pond
       -----------------                  --------------------------------

                                  Name:   Richard G. Pond
                                  Title:  Executive Vice President , Chief
                                          Operating Officer, Chief Financial
                                          Officer, and Secretary

                                  PAUL E. GASTON, an individual

Dated: February 14, 2003          By:     /s/ Paul E. Gaston
       -----------------                  --------------------------------

                                 SCHEDULE I

                    MEMBERS OF THE BOARD OF DIRECTORS AND
                  EXECUTIVE OFFICERS OF THE FILING PERSONS

      Set forth below is the name, business address, position with the respective entity, present principal occupation or employment and five-year employment history of the directors and executive officers of each of the Filing Persons, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted. Except as otherwise indicated, each person identified below is a United States citizen. To the knowledge of the Filing Persons, none of the persons identified in this Schedule I has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors), nor has any such person been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      Unless otherwise indicated below or in Item 3, the business address of each person is 140 Wood Road, Braintree, Massachusetts 02184 and each such person is a citizen of the United States.

Henley Limited Partnership


         Name and Position            Principal Occupation and Five-Year Employment History
         -----------------            -----------------------------------------------------

Paul E. Gaston, Chief                 Since April 1998, Mr. Gaston has been the Chief
 Executive Officer                    Executive Officer of the Partnership and Henley Limited
                                      Partnership II ("Henley II"), and the Chief Executive
                                      Officer and Chairman of the Board of the General Partner
                                      and BCLP II GP, Inc. Since that time Mr. Gaston has also
                                      served as Chief Executive Officer of Castle Creek and
                                      Chief Executive Officer and Chairman of the Board of
                                      Castle Creek GP. Mr. Gaston has served as the Chairman
                                      of the Board and Chief Executive Officer of HenleyCo
                                      since its formation in February 2003. He has also been
                                      Chairman of the Board of Henley II, Inc. (formerly
                                      Celtics, Inc.) since December 1992 and a Director since
                                      September 1992. Mr. Gaston has been Chairman of the
                                      Board of Henley Corporation, the general partner of
                                      Henley III, since September 1993. Upon its formation in
                                      November 1992, he became Managing Director of Walcott
                                      Partners L.P., a Gaston family partnership whose
                                      investments include limited partnership interests in the
                                      Partnership and ownership of Henley II, Inc. Mr. Gaston
                                      is the sole stockholder of the General Partner.



Richard G. Pond, Executive            Since April 1998, Mr. Pond has served as the Executive
 Vice President, Chief Operating      Vice President, Chief Operating Officer, Chief Financial
 Officer, Chief Financial Officer,    Officer, Treasurer, and Secretary of the Partnership.
 Treasurer, and Secretary             Mr. Pond has also served in those same capacities for
                                      Castle Creek and Castle Creek GP since April 1998, and
                                      for HenleyCo since its formation in February 2003. He
                                      was named Vice President, Controller and Secretary of
                                      Henley II, Inc. in December 1992. Since July 1992 he
                                      has served as Vice President and Controller of Henley
                                      II and its predecessors. From July 1981 to June 1992, he
                                      was with the international accounting firm of Ernst &
                                      Young LLP, most recently as a senior audit manager.
                                      Effective July 1, 1996, Mr. Pond assumed his
                                      responsibilities as Executive Vice President, Chief
                                      Financial Officer, Treasurer and Secretary of the BCLP
                                      II GP, Inc. and effective July 1, 1997, Mr. Pond assumed
                                      his responsibilities as Chief Operating Officer of BCLP
                                      II GP, Inc. Upon consummation of the reorganization of
                                      the Partnership and Henley II on June 30, 1998, Mr. Pond
                                      assumed similar responsibilities with the General Partner.

BCLP GP, Inc.


         Name and Position            Principal Occupation and Five-Year Employment History
         -----------------            -----------------------------------------------------

Paul E. Gaston, Chairman of the       See discussion above for Mr. Paul E. Gaston under Henley
 Board and Chief Executive Officer    Limited Partnership.

Richard G. Pond, Executive            See discussion above for Mr. Pond under Henley Limited
 Vice President, Chief Operating      Partnership.
 Officer, Chief Financial Officer,
 Treasurer, and Secretary

Don F. Gaston, Director               Mr. Don F. Gaston has served as a Director of the
                                      General Partner, BCLP II, GP and Castle Creek GP since
                                      April 1998, as well as a director of Henley II, Inc. and
                                      Henley Corporation since his resignation as Chairman of
                                      the Board of both of these entities in December 1992 and
                                      September 1993, respectively. He was succeeded in each
                                      of these positions by his son, Paul E. Gaston. He became
                                      Chairman of the Board of Directors of Boston Celtics
                                      Incorporated in September 1983 when he, together with
                                      Alan C. Cohen and Paul R. Dupee, Jr., acquired the
                                      Boston Celtics franchise. Mr. Gaston was Chairman of the
                                      Board of Providence Capital, Ltd. from July 1982 until
                                      its liquidation in December 1986. From 1962 to




                                      June 1982, he was associated with Gulf & Western
                                      Industries, Inc. in various capacities, including
                                      Executive Vice President, director and member of the
                                      Executive Committee. Mr. Gaston is the husband and
                                      father respectively, of Paula B. Gaston and Paul E.
                                      Gaston.

Paula B. Gaston, Director             Mrs. Gaston has served as a Director of the General
                                      Partner, BCLP II GP, Inc, and of Castle Creek GP since
                                      April 1998. She became a Director of Henley II, Inc. in
                                      September 1992 and a Director of Henley Corporation in
                                      October 1992. She is a private investor and the wife of
                                      Mr. Don F. Gaston and the mother of Paul E. Gaston.

John B. Marsh, III, Director          Mr. Marsh is the managing partner of MHF Advisors, LLC,
                                      a strategic investment partnership where he is an
                                      investment banker. The address of MHF Advisors, LLC is
                                      411 West Putnam Avenue, Suite 420, Greenwich, CT 06830.
                                      Mr. Marsh has been a director of Henley II, Inc. since
                                      September 1992. From April 2002 to August 2002, he was
                                      a senior portfolio manager at Rayner and Stonington, a
                                      strategic investment partnership. From 1998 to 2002, Mr.
                                      Marsh was the managing partner of Corvus Capital, LLC.
                                      From 1995 to 1998, he was Director of Trading and Sales
                                      with ABSA Securities, Inc., an investment banking firm.
                                      From 1991 to 1995, he was Chief Executive Officer and
                                      President of Saicor Ltd., an investment banking firm
                                      specializing in emerging markets. From 1988 to 1991 he
                                      was a Vice President at Deutsche Bank Capital
                                      Corporation where he headed an international arbitrage
                                      securities trading group. From 1985 to 1988 Mr. Marsh
                                      was a Vice President in the international arbitrage
                                      department of Merrill Lynch Pierce Fenner and Smith.

Tedmund W. Pryor, Director            Mr. Pryor is currently Senior Vice President, Equity
                                      Group, at GE Capital Corporation, a financial services
                                      company. The address of GE Capital Corporation is 260
                                      Long Ridge Road, Stamford, CT 06927. Mr. Pryor became a
                                      Director of the General Partner in September 2001. From
                                      1998 to 2002, Mr. Pryor was Executive Director of BHC
                                      Interim Funding, L.P., a mezzanine financing fund and
                                      Brooks Houghton & Company, Inc., an investment banking
                                      firm, since 1998. From 1997 to 1998, he was Regional
                                      Manager of Sirrom Capital Corporation, a mezzanine
                                      financing company, from 1990 to 1997, he was Regional
                                      Manager of Structured Finance for the Rail Group and the
                                      Aviation Services Group of GE Capital Corporation, from
                                      1986 to 1990, he was Vice President, Investment Banking
                                      at Prudential Securities, Inc., a




                                      financial services company, and from 1982 to 1986, he
                                      was Vice President of Investment Banking at Bank of
                                      America NT & SA, a major commercial bank.

David A. Splaine, Director            Mr. Splaine has been Senior Vice President Sales at the
                                      FleetCenter since October 2002. The address of the
                                      FleetCenter is One FleetCenter, suite 200, Boston, MA
                                      02114. From 1997 to 2002 he was Managing Director of
                                      Baldwin & Clarke Corporate Finance, Inc., an investment
                                      banking firm. The address of Baldwin & Clarke Corporate
                                      Finance, Inc., is 101 Federal Street, Boston,
                                      Massachusetts 02110. From 1986 to 1997, he was employed
                                      by Fleet Bank (and its predecessor, Shawmut Bank), most
                                      recently holding the position of Senior Vice President.
                                      Mr. Splaine is also a director of Vested Development,
                                      Inc., a privately held software services provider, and
                                      Meta Controls, Inc., a privately held manufacturer of
                                      industrial cameras and automation equipment.

HenleyCo, Inc.


         Name and Position            Principal Occupation and Five-Year Employment History
         -----------------            -----------------------------------------------------

Paul E. Gaston, Chairman of the       See discussion above for Mr. Paul E. Gaston under Henley
 Board and Chief Executive Officer    Limited Partnership.

Richard G. Pond, Executive            See discussion above for Mr. Pond under Henley Limited
 Vice President, Chief Operating      Partnership.
 Officer, Chief Financial Officer,
 Treasurer, and Secretary

Castle Creek Partners, L.P.


         Name and Position            Principal Occupation and Five-Year Employment History
         -----------------            -----------------------------------------------------

Paul E. Gaston, Chief                 See discussion above for Mr. Paul E. Gaston under Henley
 Executive Officer                    Limited Partnership.

Richard G. Pond, Executive             See discussion above for Mr. Pond under Henley Limited




 Vice President, Chief Operating      Partnership.
 Officer, Chief Financial Officer,
 Treasurer, and Secretary

Castle Creek Partners GP, Inc.


         Name and Position            Principal Occupation and Five-Year Employment History
         -----------------            -----------------------------------------------------

Paul E. Gaston, Chairman of the       See discussion above for Mr. Paul E. Gaston under Henley
 Board and Chief Executive Officer    Limited Partnership.

Richard G. Pond, Executive            See discussion above for Mr. Pond under Henley Limited
 Vice President, Chief Operating      Partnership
 Officer, Chief Financial Officer,
 Treasurer, and Secretary.

Don F. Gaston, Director               See discussion above for Mr. Don F. Gaston under BCLP
                                      GP, Inc.

Paula B. Gaston, Director             See discussion above for Ms. Paula B. Gaston under BCLP
                                      GP, Inc.

                            Stock Ownership Table


-----------------------------------------------------------------------------------
               Name                    Number of Henley     Percentage (%) of Units
                                     Limited Partnership         Outstanding(1)
                                            Units
-----------------------------------------------------------------------------------

BCLP GP, Inc.                                   0                      * %
-----------------------------------------------------------------------------------
HenleyCo, Inc.                                  0                      *
-----------------------------------------------------------------------------------
Castle Creek Partners, L.P.               677,500                    25.1
-----------------------------------------------------------------------------------
Castle Creek Partners, GP, Inc.           677,500(2)                 25.1
-----------------------------------------------------------------------------------
Paul E. Gaston                            677,600(3)                 25.1
-----------------------------------------------------------------------------------
Richard G. Pond                                 0                      *
-----------------------------------------------------------------------------------
Don F. Gaston and Paula B. Gaston             200(4)                   *
-----------------------------------------------------------------------------------
John B. Marsh, III                            500                      *
-----------------------------------------------------------------------------------
Tedmund W. Pryor                                0                      *
-----------------------------------------------------------------------------------
David A. Splaine                                0                      *
-----------------------------------------------------------------------------------

--------------------
*     Less than one percent.
(1) Percent of outstanding Henley units for a particular unitholder will be greater than such unitholder's percentage interest in Henley, due to the one percent (1%) interest in Henley held by the General Partner. Percent of outstanding Henley units is calculated based on 2,703,664 Henley units outstanding as of February 7, 2003.
(2) Includes 677,500 Henley units held by Castle Creek. As the general partner of Castle Creek, Castle Creek GP is deemed to be the beneficial owner of these Henley units.
(3) Includes 100 Henley units held by Walcott Partners, L. P., a Gaston family partnership, and 677,500 Henley units held by Castle Creek Partners, L.P. As sole stockholder, officer and director of Walcott Partners, L.P., which indirectly wholly-owns Castle Creek GP and indirectly holds a 98.5% interest in Castle Creek, Mr. Paul E. Gaston is deemed to be the beneficial owner of these Henley units.
(4) Includes 100 Henley units held by Brookwood Investments, L.P., a partnership owned by Don F. and Paula B. Gaston of which Don F. Gaston is the general partner. Does not include 100 Henley units held by Walcott Partners, L.P. See Note (3) above.

                                EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------

  (a)          None.
  (b)          None.
  (c)          None.
  (d)(i) Amended and Restated Agreement of Limited Partnership of Henley Limited Partnership dated June 29, 1998 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on June 30, 1998 (File No. 333-50367-01)).
  (d)(ii) Agreement and Plan of Merger among Henley Limited Partnership, Castle Creek Partners, L.P. and HenleyCo, Inc.
  (f)          None.
  (g)          None.